

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>Via E-Mail</u>

Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re: Forum National Investments Ltd.**
> **Form 20-F for Fiscal Year Ended September 30, 2011**
> **Filed March 28, 2012**
> **File No. 000-29862**

Dear Mr. Tutschek:

    We have completed our review of the above-referenced filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Lyn Shenk for
>
> David R. Humphrey
> Accounting Branch Chief